Exhibit 99.2
Team,
We announced this morning that Intralinks is being acquired by Synchronoss Technologies, Inc. (NASDAQ: SNCR), a global leader in secure, managed mobility solutions for service providers and enterprises. I am very pleased with this acquisition, not only because it is a great opportunity to accelerate our growth, but also because it is a testament to our world-class technology and people. Please join me at 10:00am EST for an All Hands call when I will provide additional details.
In the meantime, here is why I believe that Synchronoss is the ideal strategic partner for Intralinks. Synchronoss brings to our market powerful secure mobility and identity platforms, as well as major enterprise partners such as Goldman Sachs and Verizon. By integrating Synchronoss’ leading mobile capabilities with Intralinks’ content collaboration platform, the combined company will be well positioned for the exciting market opportunities we see ahead of us.
I am very excited about this acquisition, and the scale, infrastructure and technology we will now be able to leverage. We are being acquired for our technology, customers, and the domain expertise of our people. As we integrate these two world-class companies, we should all look to each other and the new colleagues we will gain and harness this opportunity to accelerate our collective success.
You should receive a calendar invite soon, and I look forward to speaking with all of you on the All Hands call. In addition to a conference bridge, we have set up conference rooms in major offices for this call.
Sincerely,
Ron Hovsepian
IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer for the outstanding common stock of IntraLinks Holdings, Inc. (the “Company”) has not yet commenced. This employee communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Synchronoss Technologies, Inc. (“Synchronoss”) and GL Merger Sub, Inc. (“Merger Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Synchronoss and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.